March 12, 2019

Jai Agarwal
Chief Financial Officer, Treasurer, Secretary
Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

       Re: Apollo Commercial Real Estate Finance, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 13, 2019
           File No. 001-34452

Dear Mr. Agarwal:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 43

1. We note your disclosure that your weighted-average diluted shares outstanding used for
      Operating Earnings excludes shares issued from a potential conversion of the Notes and that you believe this is a useful presentation for investors. Please tell us and revise future filings to disclose why you believe this presentation is useful for investors. In addition, please revise to disclose the amount of related interest expense on the Notes that is not being adjusted from the numerator. Reference is made to Item 10(e) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jai Agarwal
Apollo Commercial Real Estate Finance, Inc.
March 12, 2019
Page 2

      You may contact William Demarest, Staff Accountant at 202-551-3432 or Jennifer
Monick, Assistant Chief Accountant at 202-551-3295 with any questions.



                                                       Sincerely,
FirstName LastNameJai Agarwal
                                                     Division of Corporation
Finance
Comapany NameApollo Commercial Real Estate Finance, Inc.
                                                     Office of Real Estate and
March 12, 2019 Page 2                                Commodities
FirstName LastName